FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2 March 2009

Temporary Suspension of Trading and Removals between Registers

At the request of the Board of Directors of HSBC Holdings plc ("HSBC"), trading in HSBC's ordinary shares on The Stock Exchange of Hong Kong Limited has been suspended with effect from 9.30am (Hong Kong time) today, Monday 2 March 2009 pending the announcement of a corporate action.  The Board expects to announce the corporate action during the afternoon trading session at or about the same time as HSBC's Annual Results for the year ended 31 December 2008 will be announced. Trading in HSBC's ordinary shares is expected to resume in Hong Kong tomorrow, Tuesday 3 March 2009 at 9.30am (
Hong Kong
 time).
Removals of ordinary shares to or from the principal register in the
United Kingdom
 and/or the overseas branch registers of shareholders in Hong Kong and Bermuda will be suspended from the commencement of business on Monday 2 March 2009 in Hong Kong,
London
 and
Bermuda
, respectively. The announcement referred to above will give details of the period during which such suspension will apply.

By Order of the Board
R G Barber
Group Company
Secretary

Hong Kong
,
2

March 2009

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: S K Green, M F Geoghegan, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director
* Non-executive Director

HSBC
 Holdings plc
Incorporated in
England
 with limited liability. Registered in
England
: number 617987.
Registered Office and Group
Management
 Office:
8 Canada Square,
London

E14 5HQ
,
United Kingdom
.
Web:
www.hsbc.com
Hong Kong Stock code: 5

ends/
more

Media enquiries to: Richard Lindsay on 020 7992 1555 or at richardlindsay@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: March 2, 2009